June 22, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Adcare Health Systems, Inc.

Registration Statement on Form S-3

File No. 333-166488

Dear Securities and Exchange Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Adcare Health Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on June 23, 2010, or at such later time as the Company may request by telephone to the Commission.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADCARE HEALTH SYSTEMS, INC.

By:/s/ David A. Tenwick

      David A Tenwick, Chairman